EXHIBIT 99.1

Highlander Silver Appoints Poonam Puri to Board of Directors

TORONTO, May 13, 2026 (GLOBE NEWSWIRE) -- Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to announce the appointment of Ms. Poonam Puri to the Company’s Board as an independent Director, effective immediately.

Daniel Earle, President and CEO of Highlander Silver, commented: “On behalf of the Board, I am very pleased to welcome Poonam as a Director of the Company. Her extensive experience and corporate governance expertise will be a valuable resource to the Board as we fast-track project advancement across our portfolio of high-quality silver assets.”

About Poonam Puri

Ms. Poonam Puri is an experienced corporate director and scholar of corporate law, corporate governance, and capital markets regulation. Ms. Puri is a tenured Professor of Law and Research Chair in Corporate Governance at Osgoode Hall Law School in Toronto, Ontario, and a corporate lawyer and Affiliated Scholar at Davies, Ward, Phillips & Vineberg, LLP.

Ms. Puri is a member of the Order of Ontario, and is a recipient of the Institute of Corporate Directors Fellowship Award, the Ontario Law Society Medal and the Royal Society of Canada’s Yvan Allaire Medal for exemplary contributions to the governance of public and private institutions in Canada. Ms. Puri is a graduate of the University of Toronto Faculty of Law and Harvard Law School.

On behalf of Highlander Silver

“Daniel Earle”
President & CEO, Director

Information contact

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories, and the Corani silver project, the largest fully-permitted silver deposit in the world.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes that Ms. Puri’s extensive experience and corporate governance expertise will be a valuable resource to the Board as we fast-track project advancement across our portfolio of high-quality silver assets. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

______________________
1 S&P Global rankings including the Corani silver project and San Luis gold-silver project.